NR12-15	June 25, 2012

Cardero Maintains It Followed Best Business Practices
Regarding Acquisition of the
Sheini Hills Iron Ore Project, Ghana

Vancouver, British Columbia…Cardero Resource Corp. (“Cardero” or the “Company”) (TSX: CDU, NYSE-A: CDY) announces that the Company has been made aware of a blog report published in Ghana which alleges that Cardero used improper business practices to secure the Sheini Hills Iron Ore concessions in Ghana.

Cardero maintains it has acted legally and with integrity at all times. The Company has robust corporate governance and business integrity policies in place to ensure that it conducts its activities with best practices and within the confines of the law.

Speaking to the issue, Company President & CEO Michael Hunter stated that “the Company was recently informed by the RCMP that an investigation is underway following a complaint made by an unnamed third party. We are cooperating with the RCMP and have undertaken our own independent review to verify our belief that the Company acted with best business practices in assisting our joint venture partner to compete for, and win, the right to explore and develop this excellent iron ore deposit."

Hunter went on to say that “We believe the Sheini Hills Iron Ore Project has tremendous value and we intend to protect our shareholder’s rights to realize the value of this asset and to preserve our corporate reputation.”

The Company recently released initial drill results on the Sheini Hills Iron Project (NR12-13, June 15, 2012), summarized in Table 1 below:

Drillhole	From (m)	To (m)	thickness (m)	Iron Grade (%)	A 10,000 metre phase I drill program is
SCD-001	0.0	4	4.0	33.0	in progress with a total of 42 drillholes
and	25.0	59.6	34.6	39.4	having been completed to date and
SCD002	30.0	66.55	36.6	35.0	results having been received for the first
SCD003	118.0	141.75	23.8	32.5	7 drillholes.
SCD004	0.0	3.8	3.8	43.1
and	104.4	126.4	22.0	32.4	Drilling in progress to the north of these
and	173.0	206.6	33.6	36.5	holes continues to intersect thicker iron
SCD005	54.3	84.7	30.4	29.9	mineralization, with individual iron
SCD006	7.6	45.6	38.0	35.7	formations in excess of 200 metres in
SCD007	0.0	9.9	9.9	36.2	thickness from surface.
and	117.1	147.3	30.2	45.6
Weighted average grade				36.2

Table 1: Results from Initial Sheini Project Drillholes
(Reported drill intercepts are not true widths. At this time, there is insufficient data with respect to the shape of the mineralization to calculate its true orientation in space.)

Cardero Resource Corp.	- 2 -	June 25, 2012
NR12-15 – Continued

The Sheini Hills licences comprise a total strike length of 50 kilometres, measured from north to south. Phase I exploration at Sheini Hills is targeting two main types of haematite-dominated iron deposits:

  outcropping haematite ironstones – hard-rock ironstone outcropping on ridges, and surface haematite ferricretes and detrital deposits, termed ‘Canga’ deposits where they are being mined in Brasil.

The current exploration program comprises a 3,500 line kilometre airborne geophysical survey which has been completed and delivery of a final dataset is expected in the coming weeks. Diamond drilling is focussed on in situ haematite ironstone ridges over a strike length of 9 kilometres (of the total 50 kilometre ground-holding). The ironstone ridges expose ironstones on dip slopes providing potential for very low strip ratios. Reverse Circulation drilling is focussed on extensive, peripheral surface ferriciretes (Canga deposits), which occur at surface on the surrounding plains representing a second potentially zero-strip iron deposit. Metallurgical Testing, being undertaken by SGS Mineral Services UK Ltd., will look at the potential upgrade of both potential ore-types to potentially saleable iron ore products. Since all potential ores are haematite and not magnetite, beneficiation will focus on crushing, grinding and gravity separation. High-intensity magnetic separation may be required for final processing. The Company has retained SRK Consulting to complete a NI 43-101 Technical Report and initial resource estimate, which should be published in early Q4 2012.

In Canada, the Carbon Creek Metallurgical Coal Deposit is the Company’s flagship asset. Carbon Creek is an advanced metallurgical coal development project located in the Peace River Coal District of northeast British Columbia, Canada. The project has a current (October 1, 2011) resource estimate of 166.7 million tonnes of measured and indicated, with an additional 167.1 million tonnes of inferred, ASTM Coal Rank mvB coal. Having completed acquisition of the project in June 2011, the Company released results of an independent PEA, including an updated resource estimate, in December 2011, which estimates a post-tax, undiscounted cash flow of $3.1 billion (on a 75% basis). The PEA contemplates production of 2.9 million tonnes of saleable metallurgical coal products per annum (NR11-20, December 12, 2011).

Current work at Carbon Creek is focused on Q3-completion of a Pre-Feasibility Study, which will provide significant detail on key mine-development considerations, including mine design, product specification, production schedule, processing plant design, site infrastructure, transportation options and a detailed financial assessment. The study aims to provide go-forward decisions, which will be fully assessed in a full Bankable Feasibility Study.

The Company cautions that the PEA is preliminary in nature, and is based on technical and economic assumptions which will be evaluated in further studies. The PEA is based on the current (as at October 1, 2011) Carbon Creek estimated resource model, which consists of material in both the measured/indicated and inferred classifications. Inferred mineral resources are considered too speculative geologically to have technical and economic considerations applied to them. The current basis of project information is not sufficient to convert the mineral resources to mineral reserves, and mineral resources that are not mineral reserves do not have demonstrated economic viability. Accordingly, there can be no certainty that the results estimated in the PEA will be realized.

Qualified Person

EurGeol Keith Henderson, PGeo, Cardero’s Executive Vice President and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for portions of this news release, and has approved the disclosure herein. Mr. Henderson is not independent of the Company, as he is an officer and shareholder.

Cardero Resource Corp.	- 3 -	June 25, 2012
NR12-15 – Continued

About Cardero Resource Corp.

The common shares of the Company are currently listed on the Toronto Stock Exchange (symbol CDU), the NYSE-MKT (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

On Behalf of the Board of Directors of

CARDERO RESOURCE CORP.

“Michael Hunter” (signed)
Michael Hunter, CEO and President

Contact Information:	Michael Hunter, CEO and President
Telephone: (604) 408-7488

General Contact:	Email: info@cardero.com
Toll Free: 1-888-770-7488
Tel: 604 408-7488
Fax: 604 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for any production from the Sheini or Carbon Creek deposits, the potential for a production decision to be made at Carbon Creek or Sheini, the potential commencement of any development of a mine at the Carbon Creek or Sheini deposits following a production decision, the potential receipt of a permit to establish and operate a mine at Carbon Creek, the completion of a NI 43-101 report and the calculation of an initial resource at Sheini, the completion of a pre-feasibility and feasibility study for Carbon Creek, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource estimates and the preliminary economic analysis thereof may also be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the inability of Carbon Creek products to meet required specifications for metallurgical coal, variations in the market for, and pricing of, any mineral products the Company may produce or plan to produce, significant increases in any of the machinery, equipment or supplies required to develop and operate a mine at Carbon Creek or Sheini, a significant change in the availability or cost of the labor force required to operate a mine at Carbon Creek or Sheini, significant increases in the cost of transportation for the Company’s products, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s 2012 Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Cardero Resource Corp.	- 4 -	June 25, 2012
NR12-15 – Continued

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM, and in the Geological Survey of Canada Paper 88-21 entitled “A Standardized Coal Resource/Reserve Reporting System for Canada” originally published in 1988.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”). Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.